(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-31223

CUSIP NUMBER 706552 10 6

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PEMSTAR INC.
Full Name of Registrant

Former Name if Applicable

3535 TECHNOLOGY DRIVE N.W.
Address of Principal Executive Office (Street and Number)

ROCHESTER, MN 55901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As previously reported in a Form 8-K, filed on November 3, 2004, the Company has been conducting an investigation of certain accounting discrepancies related to it Guadalajara, Mexico facility. Difficulty in obtaining satisfactory explanations for specific items, which were identified during the Company’s normal reconciling process, led to the investigation. The Company has conclude that this issue impacted previously reported fiscal year ended March 31, 2004 and the first fiscal quarter ended June 31, 2004 and is working to complete the process of reporting the restated financial statements. The Company expects to complete its filing of Forms 10-Q for the quarters ended September 30, 2004 and December 31, 2004 and amendments to its Form 10-K for the year ended March 31, 2004 and its Form 10-Q for the quarter ended June 30, 2004 by February 14, 2005.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory S. Lea	(507)	288-6720
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced on January 12, 2005, the Company expects reported losses will be in the range of $0.32 to $0.35 per share, which is a decrease from the previously reported loss from the corresponding period for the last fiscal year reported as $0.00 per share. The expected loss for the quarter ended December 31, 2004 includes charges resulting in $0.09 to $0.11 per share for losses of the Mexico location and certain other Americas sites scheduled to be discontinued, costs from the Mexico accounting investigation and the phase out of unprofitable customers. Revenues for the quarter are expected to be within the range of previous guidance of $175 to 185 million, which is slightly less than the comparable prior year quarter reported at $187 million.

Pemstar Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2005	By:	/S/ GREGORY S. LEA

Gregory S. Lea,
Executive Vice President and Chief Financial Officer